CONFIDENTIAL TREATMENT REQUESTED

BY JUNO THERAPEUTICS, INC.

CERTAIN PORTIONS OF THIS LETTER AS SUBMITTED VIA EDGAR HAVE BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS SUBMITTED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED AND HIGHLIGHTED IN THIS PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

December 1, 2014

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jeffrey Riedler, Assistant Director
Daniel Greenspan
Johnny Gharib
Tabatha McCullom
Lisa Vanjoske

Re:	Juno Therapeutics, Inc.
Registration Statement on Form S-1
Filed November 17, 2014
File No.: 333-200293

Ladies and Gentlemen:

On behalf of Juno Therapeutics, Inc. (the “Company”), and in connection with the submission of a letter dated October 24, 2014 (the “October Response Letter”) submitted in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 10, 2014 relating to the Company’s Draft Registration Statement on Form S-1, initially submitted to the Staff on September 12, 2014, we submit this supplemental letter to further address comment 18 of the October Response Letter.

Because of the commercially sensitive nature of information contained herein, this letter is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1034

Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we are providing to the Staff by courier copies of this letter. In this letter, we have recited comment 18 from the Staff in italicized, bold type and have followed such comment with the Company’s response. Capitalized terms used herein and not otherwise defined have their respective meanings set forth in the October Response Letter.

18.	Please disclose the methods that management used to determine the fair value of the company’s shares and the nature of the material assumptions involved. Additionally, please note we may have additional comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price. Please supplementally provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

To facilitate the Staff’s review, the Company has included the table below which is a complete list of all stock-based compensation grants made from August 5, 2013 through the date of this letter.

Grant Date	Restricted Shares / Shares Underlying Options Granted	Exercise Price Per Share	Estimated Fair Value Per Common Share at Grant Date	Estimated Fair Value Per Common Share for Financial Reporting Purposes	Intrinsic Value Per Common Share
September 5, 2013	7,774,436	N/A	$0.00215	$0.00215	$—
September 20, 2013	6,000,000	N/A	0.01	0.01	—
October 8, 2013	3,929,996	N/A	0.02	0.02	—
October 12, 2013	2,000,000	N/A	0.025	0.025	—
November 20, 2013	4,500,000	N/A	0.05	0.26	0.21
December 15, 2013	2,627,500	N/A	0.075	0.26	0.185

Total granted from inception through December 31, 2013	26,831,932

January 6, 2014	500,000	N/A	0.075	0.26	0.185
March 6, 2014	4,550,000	N/A	0.10	0.55	0.45
March 19, 2014	350,000	N/A	0.10	0.55	0.45
March 25, 2014	1,840,000	N/A	0.10	0.55	0.45
April 21, 2014	55,000	N/A	0.10	0.55	0.45
April 29, 2014	6,775,000	N/A	0.125	0.69	0.565
June 4, 2014	1,226,000	N/A	0.15	1.12	0.97
June 9, 2014	567,500	N/A	0.15	1.12	0.97
June 23, 2014	325,000	N/A	0.15	1.12	0.97

Total granted in the six months ended June 30, 2014	16,188,500

July 8, 2014	50,000	N/A	0.39	1.12	0.73
July 11, 2014	440,119	N/A	0.39	1.12	0.73
September 9, 2014	7,132,908	1.59	1.59	1.59	—
September 16, 2014	300,000	1.59	1.59	1.59	—
September 18, 2014	52,000	1.59	1.59	1.59	—
October 14, 2014	522,000	1.75	1.75	1.75	—
November 14, 2014	2,600,500	2.18	2.18	2.18	—
November 18, 2014	95,000	2.18	2.18	2.18	—
November 24, 2014	73,500	2.18	2.18	2.18	—

Total granted subsequent to June 30, 2014 through the date of this letter	11,266,027

All grants through the date of this letter	54,286,459

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1035

Reference is made to the October Response Letter which included a detailed quantitative and qualitative analysis explaining the methods for determining the fair value of each stock-based award since inception on August 5, 2013 through the date of the October Response Letter. Subsequent to the date of the October Response Letter, on November 14, 2014 the board of directors of the Company granted options to purchase 2,600,500 shares of its common stock with an exercise price of $2.18 per share. The New Hire Equity Committee, pursuant to authority delegated by the board of directors of the Company, also granted options to purchase 95,000 of the shares of the Company’s common stock on November 18, 2014, and granted options to purchase 73,500 shares of the Company’s common stock on November 24, 2014, in each case, with an exercise price of $2.18 per share. On each such date, the New Hire Equity Committee concluded that the fair value of Company common stock as of such grant date had not changed from its value as of November 14, 2014 and remained at $2.18 per share.

Consistent with the factors described in the October Response Letter, the primary objective and subjective factors considered by the board of directors in assessing the fair value of Company common stock on the November 2014 grant date included but are not limited to:

•	the determination to publicly file the Registration Statement with the Commission;

•	the hiring of key personnel;

•	the Company’s financial condition as of such date;

•	the status of the Company’s research and development efforts, including an evaluation of preliminary results from clinical trials being conducted by FHCRC with respect to JCAR014, by MSK with respect to JCAR015 and by SCRI with respect to JCAR017;

•	the status of strategic transactions, including the acquisition of intellectual property and technology;

•	the public trading price or private sale price of comparable companies;

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1036

•	the lack of marketability of the Company’s common stock as a private company; risk factors relevant to the Company’s business;

•	capital market conditions generally;

•	the prices of shares of Company preferred stock sold to investors in arm’s length transactions, and the rights, preferences and privileges of the Company’s preferred stock relative to its common stock; and

•	contemporaneous valuation of the Company’s common stock performed as of November 10, 2014 by an independent third party valuation specialist.

The November 2014 valuation was conducted using the same hybrid method as the October 2014 valuation described in the October Response Letter. For the purposes of the PWERM, the following scenarios were considered.

Scenario	Equity Value		Probability Factor	DLOM
March 2015 IPO (High Case)	[****	]	60.0%	15%
October 2015 IPO (Low Case)	[****	]	7.5%	20%
October 2015 Sale (High Case)	[****	]	2.5%	20%
October 2015 Sale (Low Case)	[****	]	2.5%	20%
September 2015 Dissolution	[****	]	7.5%	20%
Staying Private	[****	]	20.0%	30%

For purposes of the November 2014 valuation based on the PWERM, a 20% risk-adjusted discount rate for present value calculations was used.

For the OPM, the equity value of the Company was estimated as [****] million, based on the November valuation. The Black-Scholes option pricing model was applied based on a liquidity event that would occur three and a half years in the future. A volatility of the Company’s common stock of 75% was assumed based on historical trading volatility for comparable publicly-traded companies. The risk-free interest rate of 1.16% was based on U.S. Treasury Securities matching the expected timing of the liquidity event.

Under the hybrid method, the value of the Company’s common stock under the multiple liquidity scenarios set forth above are considered and weighted based on the probability of each scenario’s occurrence, similar to the PWERM, whereas the value of the Company’s common stock in the Staying Private scenario is determined using the OPM and also weighted for probability. After applying the appropriate DLOM and present value calculations to each scenario, the independent third party valuation specialist concluded that the fair value of the Company’s common stock was $2.18 per share as of November 10, 2014. Of this value, approximately $[****] was attributable to the Staying Private scenario and $[****] to the March 2015 IPO Scenario. The remainder of the value was attributable to the October 2015 Sale (High Case) Scenario and the October 2015 IPO Scenario in approximately equal amounts.

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1037

Based on the foregoing factors, and its review of the draft November 2014 valuation, the board of directors concluded that the fair value of Company common stock as of November 14, 2014 was $2.18 per share.

The Company supplementally advises the Staff that, on November 26, 2014, representatives of the lead underwriters for the Company’s initial public offering (the “IPO”) and the Company’s management discussed the potential preliminary price range for the IPO. Based on current market conditions, the underwriters and management anticipated a preliminary price range of approximately $[****] to $[****] per share (the “Preliminary Price Range”). Prior to printing preliminary prospectuses and commencing the roadshow, the Company and its underwriters will narrow this price range so that the breadth of the range is consistent with SEC guidance. Note that the Company intends to effect a reverse stock split prior to the effectiveness of the Registration Statement; however, for the purposes of this letter all share and per share amounts (including the Preliminary Price Range) have been stated on a pre-reverse split basis to ease the Staff’s review.

The Company believes that several factors contributed to the difference between the $[****] midpoint of the Preliminary Price Range and the fair value of the Company’s common stock on the November 2014 grant date.

First, the Preliminary Price Range necessarily assumes that an initial public offering will ultimately occur, and a public market for the Company’s common stock will exist by the end of 2014. In contrast, the Early IPO Scenario was only assigned a 60% probability in the November 2014 valuation to account for other potential liquidity and operational scenarios. Further, the Preliminary Price Range excludes any discount for lack of marketability for the Company’s common stock and any discount to net present value that was, in each case, appropriately taken into account in connection with the November 2014 valuation as described above. In the Early IPO Scenario, the discount for lack of marketability was 15% and discount to net present value was equal to 6.8% based on a period of 0.39 years until the completion of the initial public offering. If the Early IPO Scenario had been assigned a 100% probability and the foregoing discounts been removed in the November 2014 valuation, the estimate of the fair value of the Company’s common stock would have been $[****], which is within the Preliminary Price Range and approximately 10.9% below the midpoint thereof.

Second, in contrast to the November 2014 valuation, the Preliminary Price Range was determined in consultation with the underwriters without reliance on any single valuation methodology. Among other things, the underwriters analyzed the current market capitalizations of the issuers who completed an initial public offering since 2005 and which had the top ten pre-money valuations at the time of their initial public offering. The mean and median of such current market capitalizations were $1,525 million and $1,486 million, respectively. The implied post-initial public offering market capitalization of the Company at the midpoint of the Preliminary Pricing Range would be $[****] million. Additionally, the recent stock price performance of Kite Pharma, Inc., which the underwriters and the Company believe will likely be viewed by potential investors as the closest comparable public company, was also a significant market data point for establishing the Preliminary Price Range. In particular, between October 1 and November 21, 2014, Kite

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1038

Pharma’s stock price increased by 57.7% and, as of November 21, 2014, its market capitalization was $1,981 million. Of such appreciation, 18.7%, or approximately one-third of the total appreciation during the period, occurred subsequent to November 14, 2014. The Preliminary Price Range was also based in large part on feedback from the Company’s testing the waters meetings with potential investors and the underwriters’ substantial experience and expertise in advising companies on initial public offerings, including establishing a price range for an initial public offering of a growth-oriented biotechnology company. As discussed above, the information related to the Preliminary Price Range was first conveyed to the Company on November 26, 2014, was not known to the Company, available or used in connection with any grants prior to such date, and was based on a different methodology than that of the Company’s fair value determinations made in connection with grants prior to such date.

Please direct your questions or comments regarding the Company’s responses or the Registration Statement to Michael Nordtvedt at (206) 883-2524. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

cc:	Hans Bishop, Juno Therapeutics, Inc.
Steven Harr, Juno Therapeutics, Inc.
Bernard Cassidy, Juno Therapeutics, Inc.
Patrick J. Schultheis, Wilson Sonsini Goodrich & Rosati P.C.
Shayne Kennedy, Latham & Watkins LLP
Kathy Smith, Ernst & Young LLP

CONFIDENTIAL TREATMENT REQUESTED BY JUNO THERAPEUTICS, INC. JNO-1039